Balance Sheet

Reyets

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Cash on Hand	$7,089.35
Total Cash and Bank	**$7,089.35**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$7,089.35**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$124,350.00
Retained Earnings	
Profit for all prior years	-$115,836.37
Profit between Jan 1, 2019 and Dec 31, 2019	-$1,424.28

Equity

Total Retained Earnings	**-$117,260.65**
Total Equity	**$7,089.35**

Profit and Loss

Reyets

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	**Jan 01, 2019 to Dec 31, 2019**
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit As a percentage of Total Income	**$0.00** 0.00%
Operating Expenses	
Advertising & Promotion	$1,195.00
Computer – Software	$229.28
Total Operating Expenses	**$1,424.28**
Net Profit As a percentage of Total Income	**-$1,424.28** 0.00%

Cash Flow

Reyets

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$1,195.00
Computer – Software	-$229.28
Total Purchases	**-$1,424.28**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$1,424.28**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Other	
Net Cash from Financing Activities	**$0.00**

OVERVIEW

Starting Balance	
Cash on Hand	$8,513.63
Total Starting Balance	**$8,513.63** As of 2019-01-01
Gross Cash Inflow	$0.00
Gross Cash Outflow	$1,424.28
Net Cash Change	**-$1,424.28**

Ending Balance	
Cash on Hand	$7,089.35
Total Ending Balance	**$7,089.35** As of 2019-12-31